# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Xerox Holdings Corp, CIK 0001770450
CUSIP: 98421M106
Title of class of securities: Common Stock, par value $1 per share
Address of issuer's principal executive offices: P.O. Box 4505, 401 Merritt 7, Norwalk, Connecticut (CT), 06851-1059
Date of event which requires filing of this statement: 07/09/2026
Filed by CIK 0002134293
Persons authorized to receive notices and communications: Frantisek Bostl, Plynarni 1617/10,, Prague 7, Czech Republic (2N), 17000, 420-604-215-002

## Reporting persons
- STARTEEPO Invest, investicni fond s promennym zakladnim kapitalem, a.s. (CIK 0002134293): type of reporting person: other (OO); citizenship or place of organization: Czech Republic (2N); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 7,300,000; sole dispositive power 0; shared dispositive power 7,300,000; aggregate amount beneficially owned 7,300,000 (5.58% of the class)
  Comment: Row 13: Based on 130,779,611 shares of Common Stock outstanding as of April 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2026, as filed with the Securities and Exchange Commission (the "SEC") on May 7, 2026.
- Frantisek Bostl (CIK 0002134654): type of reporting person: individual (IN); citizenship or place of organization: Czech Republic (2N); member of a group; source of funds: personal funds (PF); sole voting power 1,640,000; shared voting power 7,300,000; sole dispositive power 1,640,000; shared dispositive power 7,300,000; aggregate amount beneficially owned 8,940,000 (6.84% of the class)
  Comment: Row 7, Row 9, and Row 11: Consists of (i) 1,500,000 shares of Common Stock and (ii) 140,000 shares of Common Stock underlying call options, as described in Item 6, held directly by Mr. Bostl.
  
  Row 8, Row 10, and Row 11: Represents 7,300,000 shares of Common Stock held of record by the Fund for which Mr. Bostl may be deemed to be a beneficial owner as the Chief Investment Officer and Chairman of the Board of Directors of the Fund and owner of all of the voting shares of the Fund. Mr. Bostl disclaims beneficial ownership of the Common Stock held by the Fund except to the extent of his direct pecuniary interest therein.
  
  Row 13: Based on 130,779,611 shares of Common Stock outstanding as of April 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2026, as filed with the SEC on May 7, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $1 per share
Name of issuer: Xerox Holdings Corp
Address of issuer's principal executive offices: P.O. Box 4505, 401 Merritt 7, Norwalk, Connecticut (CT), 06851-1059
Comment: This Amendment No. 2 ( this "Amendment No. 2") to the Schedule 13D is being filed by (i) STARTEEPO Invest, investicni fond s promennym zakladnim kapitalem, a.s. (the "Fund") and (ii) Frantisek Bostl (collectively, the "Reporting Persons", and each, a "Reporting Person") to amend the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on May 14, 2026, as amended on June 3, 2026 (the "Schedule") with respect to the Reporting Persons' holdings of common stock, $1 par value per share (the "Common Stock") of Xerox Holdings Corporation (the "Issuer"). This Amendment No. 2 amends and restates Items 3, 5(a)-(c) and 6 and supplements Item 4 of the Schedule as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: All of the securities reported herein were purchased by the applicable Reporting Persons for an aggregate purchase price of $21,021,403, comprised of (i) $20,829,403 paid for shares of Common Stock and (ii) $192,000 paid in premiums for call options purchased by Mr. Bostl. The Common Stock held by the Fund was purchased in the open market with working capital of the Fund. The Common Stock and call options held by Mr. Bostl were purchased in the open market with his personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons increased their investment in the Issuer in light of their intention to engage more actively and constructively with the Issuer's management and Board of Directors regarding the Issuer's long-term strategy, capital allocation priorities, and opportunities to enhance shareholder value, including the Issuer's positioning in higher-growth IT and digital markets. The Reporting Persons may also have similar conversations with other stockholders of the Issuer.

Except as set forth in the preceding paragraph, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of each of the Reporting Persons with respect to rows (11) and (13) of the cover pages to this Schedule 13D that relate to the aggregate number of shares of Common Stock and percentage of the shares of Common Stock beneficially owned by each of the Reporting Persons (including without limitation, the footnotes thereto) are incorporated by reference into this Item 5(a). The percentage used in this Schedule 13D is calculated based upon 130,779,611 shares of Common Stock outstanding as of April 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2026, as filed with the SEC on May 7, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of each of the Reporting Persons with respect to rows (7) through (10) of the cover pages to this Schedule 13D that relate to the number of shares of Common Stock as to which each of the Reporting Persons has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including, without limitation, the footnotes thereto) are incorporated herein by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: All transactions of the Reporting Persons in the Common Stock effected since the filing of the Schedule are set forth on Exhibit 99.4 hereto and that information is incorporated by reference herein.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Persons have entered into a Joint Filing Agreement dated as of July 13, 2026, a copy of which is filed herewith as Exhibit 99.3.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.3 Joint Filing Agreement, dated as of July 13, 2026, by and among the Reporting Persons Exhibit 99.4 Trading Data

## Signatures
- STARTEEPO Invest, investicni fond s promennym zakladnim kapitalem, a.s.: /s/ Frantisek Bostl, Chief Investment Officer and Chairman of the Board (07/13/2026)
- Frantisek Bostl: /s/ Frantisek Bostl, Frantisek Bostl (07/13/2026)